1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
October 22, 2026	www.integraresources.com

Integra Announces Third Quarter Gold Production of 17,652 ounces, Demonstrating Continued Growth in Mining and Gold Production at Florida Canyon

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide an interim operational update for the third quarter ended September 30, 2026 (the "third quarter 2026" or "Q3 2026"). The Florida Canyon Mine ("Florida Canyon" or the "Mine") produced 17,652 ounces of gold during the quarter, an 8% increase from the second quarter of 2026 and a 40% increase from the first quarter of 2026. Ore mined and placed on the heap leach pads at Florida Canyon has continued to increase throughout the year with a 21% increase in ore mined and a 25% increase in ore placed on the heap leach pads quarter-over-quarter. Mining and ore stacking rates continue to improve at Florida Canyon, and the Company continues to target its previously announced full-year gold production guidance of 70,000 to 75,000 ounces.

The Company plans to release its third quarter 2026 financial results after market close on Wednesday, November 11, 2026, followed by a conference call hosted by senior management on Thursday, November 12, 2026 at 10:00 AM EST / 8:00 AM PCT / 7:00 AM PST.

(All amounts in United States ("U.S.") dollars as at September 30, 2026, unless otherwise stated)

Q3 2026 Operational Highlights:

• Key Operating Metric Improvements in 20261:

Metric	Q2 2026 vs Q1 2026	Q3 2026 vs Q2 2026	Q3 2026 vs Q1 2026
Gold produced	30%	8%	40%
Total tonnes mined	16%	12%	30%
Ore mined	47%	21%	78%
Ore placed on heap leach pads	45%	25%	82%
Processed grade	21%	9%	32%
Strip ratio	(38)%	(16)%	(48)%

• The Company mined 5.3 million ("M") tonnes of ore and 3.6 M tonnes of waste at a strip ratio of 0.68 at  Florida Canyon. As a result, mining rates averaged 97,428 total tonnes per day ("tpd"), representing another record quarter of tonnes moved at the Mine.

• Florida Canyon produced 17,652 ounces of gold and sold 16,760 ounces of gold during the second quarter, an 8% increase in gold production quarter-over-quarter.

• The strip ratio at Florida Canyon has decreased 16% from the second quarter of 2026 and 48% from the first quarter of 2026.

• Processed gold grade at the Mine has increased 9% from the second quarter of 2026 and 32% from the first quarter of 2026.

(1) See the six months ended June 30, 2026 in the table below titled: Third Quarter 2026 Florida Canyon Mine Operational Update and results for the first and second quarter of 2026 in the news release dated July 23, 2026 available at www.integraresources.com and titled: Integra Reports Record Mining and Ore-Stacking rates at Florida Canyon, 30% Increase in Second Quarter Gold Production.

George Salamis, President, CEO and Director of Integra commented: "Production in Q3 2026 rose 8% over the second quarter and 40% over the first quarter of 2026. Ore mined and ore placed on the heap leach pads have continued to increase year-to-date, and processed grades have improved steadily throughout the year. Mining rates are expected to remain elevated this quarter as we focus on annual production guidance.

Our goal is to make Florida Canyon a more predictable, cost-effective operation through targeted investments in stripping, leach pad expansion, mobile fleet and other infrastructure improvements. The Central Pit pre-stripping campaign continues to be a key priority for the site team, with work progressing toward improved access to higher-grade ore in 2027. The Central Pit is expected to deliver higher-grade ore to support production in the coming years. Strategic investments at Florida Canyon will continue into 2027 at an expected lower rate.

With $119 million of cash on hand, we are well positioned to fund ongoing investment at Florida Canyon and growth focused exploration while advancing our project pipeline. This includes progressing the DeLamar Project through permitting toward a Final Investment Decision, expected in the second half of 2027, and completing economic studies and pre-permitting work at the Nevada North Project."

Third Quarter 2026 Florida Canyon Mine Operational Update

		Six months ended June 30,	Three months ended September 30,	Nine months ended September 30,
	Unit (1)	2026	2026	2026
Ore mined	kt	7,425	5,350	12,775
Waste mined	kt	7,480	3,614	11,094
Strip ratio	waste/ore	1.01	0.68	0.87
Ore direct to leach pads	kt	3,406	3,318	6,724
Ore crushed	kt	3,609	1,889	5,498
Total ore to leach pads	kt	7,015	5,207	12,222
Processed grade	g/t Au	0.22	0.25	0.23
Gold recovery rate	%	58.5%	52.5%	55.7%
Gold produced	oz	29,014	17,652	46,666
Gold sold	oz	28,312	16,760	45,072
Silver produced	oz	24,015	13,182	37,197
Silver sold	oz	24,047	12,530	36,577

(1) Unit abbreviations: kt = 1,000 metric tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce

(2) Ore milled includes material from stockpiles and ore mined.

Florida Canyon produced 17,652 ounces of gold in the third quarter 2026, with 46,666 ounces of gold produced year-to-date. Mining activity at Florida Canyon increased 12% over the second quarter of 2026 with approximately 9.0 M total tonnes mined at an average mining rate of approximately 97,428 tonnes per day.

The record tonnes mined this year have increased the ounces stacked on the heap leach pads, driving quarter-over-quarter production growth. Increased run-of-mine ore placement contributed to a lower blended gold recovery rate, reflecting the lower expected recovery of run-of-mine ore relative to crushed ore. The ore stacking and blending strategy used since Q1 is being monitored closely and refined at these higher mining rates.

Third Quarter 2026 Financial Position

Financial Position	Unit (1)	September 30, 2026
Cash and cash equivalents	$000s	$119,464

(1) Unit abbreviations: $000s = thousands of U.S. dollars

The financial information presented above is preliminary in nature and subject to completion of the Company's quarterly financial reporting process. Complete financial results for the third quarter  2026 will be reported and filed on Integra's profile on SEDAR+ at www.sedarplus.ca and EDGAR profile at www.sec.gov on Tuesday, November 10, 2026.

Third Quarter 2026 Conference Call

Integra will host a conference call and webcast on Thursday, November 12, 2026, at 10:00 AM EST / 8:00 AM PCT / 7:00 AM PST, to discuss the third quarter 2026 results. Details for the conference call and webcast are included below.

Dial-In Numbers / Webcast:

Conference ID: 634 579 062

Toll Free: (833) 461-5787

Toll: +1 (585) 542-9983

Webcast: https://events.q4inc.com/attendee/634579062

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the expectation that the Company will achieve annual production guidance; expected mining rates at Florida Canyon for the remainder of 2026; the Central Pit pre-stripping campaign, including the expected timing for the zone to be fully accessible and the expectation that the Central Pit will deliver higher-grade ore to support future production; the nature, timing, rate and expected outcomes of strategic investments at Florida Canyon; the Company's ability to fund ongoing investment at Florida Canyon and advance the DeLamar and Nevada North Projects; the permitting of the DeLamar Project and the expected timing of a Final Investment Decision; the completion of economic studies and pre-permitting work at the Nevada North Project; and the date and timing of the conference call and webcast to the third quarter 2026 results. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.